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                                                                     EXHIBIT 5.1


FOR IMMEDIATE RELEASE
MONDAY, NOVEMBER 2, 1998
CONTACT:  KENNETH K. RIETH, CHIEF EXECUTIVE OFFICER
           PETER C. CANEPA, CHIEF FINANCIAL OFFICER

              RIVIERA TOOL COMPANY ANNOUNCES RECORD FOURTH QUARTER, RECORD ANNUAL RESULTS AND DECLARES A FIVE PERCENT STOCK DIVIDEND

November 2, 1998

Grand Rapids, Michigan, October 27, 1997 -- Grand Rapids, Michigan-based Riviera Tool Company (AMEX: RTC) today reported record operating results for the fourth quarter and year ended August 31, 1998 and the declaration of a five percent stock dividend.

The Grand Rapids, Michigan-based designer and manufacturer of stamping die systems reported net income for the year ended August 31, 1998 of $2,405,105, or 79 cents per diluted share, on sales of $22,581,188, versus net income of $1,184,781, or 48 cents per diluted share, on sales of $21,960,174 for fiscal 1997. For the fourth quarter, Riviera reported net income of $749,898, or 25 cents per diluted share, on sales of $4,163,048 compared with net income of $603,869, or 24 cents per diluted share, on sales of $6,074,011 for the same period in fiscal 1997. The aforementioned per share amounts are presented with an additional 580,499 shares outstanding in fiscal 1998, as compared to fiscal 1997.

The Company today also declared a five percent stock dividend. The stock dividend is payable December 18 to shareholders of record on November 17, 1998.

"We are very pleased with our 1998 earnings performance," President Kenneth K. Rieth said, adding, "The Company continues to position itself to increase revenues while maintaining margins and earnings per share. Although we did not achieve 1998 sales growth as we anticipated, we are pleased that we achieved our earnings goal and increased earnings per diluted share by 64.5%."

IN COMPLETING THE 1998 YEAR-END FINANCIAL STATEMENTS IT WAS DETERMINED THAT THE COMPANY HAD UNDERSTATED ITS ADVANCED BILLINGS LIABILITY AS OF AUGUST 31, 1995. THE NET AFTER TAX EFFECT OF THE UNDERSTATEMENT WAS A REDUCTION OF NET WORTH OF $2.1 MILLION AS OF AUGUST 31, 1995. THE RESTATEMENT HAD NO EFFECT ON THE COMPANY'S NET INCOME FOR THE YEARS ENDED AUGUST 31, 1996, 1997 AND 1998. NOTWITHSTANDING SUCH ADJUSTMENT, THE COMPANY'S AUDIT COMMITTEE HAS INITIATED FURTHER INVESTIGATION OF THIS MATTER.

This release contains forward-looking statements relating to future financial and other results. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical facts. Such forward-looking statements may be identified by the use of the words "anticipates," "expects," "plans," "predicts," "projects," and similar expressions. These cautionary statements and any other cautionary statements that may accompany the forward-looking statements expressly qualify all such statements. Forward-looking statements involve risk and uncertainities that could cause actual results or outcomes to differ materially from those expresses in the forward-looking statements.

Riviera designs, develops and manufactures custom large scale metal stamping die systems used in the high speed production of sheet metal stamped parts and assemblies for the automobile industry. Riviera's common stock trades on the American Stock Exchange under the symbol "RTC".